Filed Pursuant to Rule 253(g)(2)

File No. 024-10713

MOGULREIT II, INC.

SUPPLEMENT NO. 12 DATED FEBRUARY 26, 2018

TO THE OFFERING CIRCULAR DATED AUGUST 23, 2017

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT II, Inc. (“we”, “our”, “us” or the “Company”), dated August 23, 2017, as filed by us with the Securities and Exchange Commission (the “SEC”) on August 24, 2017 (the “Offering Circular”).  Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Update our management.

Management

The following information supersedes and replaces the table of the executive officers of our Manager in the section of the Offering Circular captioned “Management – Executive Officers of our Manager”:

Name	Age*	Position
Jilliene Helman	31	Chief Executive Officer and Secretary
Justin Hughes	35	Senior Managing Director
Elizabeth Braman	43	Senior Managing Director
Karen Fleck	34	Chief Financial Officer, Vice President and Treasurer
Aaron Halfacre	45	President

*As of February 16, 2018

The following information supplements, and should be read in conjunction with, the section of the Offering Circular captioned “Management – Executive Officers of our Manager”:

Aaron Halfacre has served as President of our Manager since February 2018.  Mr. Halfacre also has served as the President of our sponsor, Realty Mogul, Co., since February 2018.  Mr. Halfacre previously served as president and chief investment officer of Campus Crest Communities, Inc., a real estate investment trust focusing on the ownership, development, building and management of student housing properties throughout the United States, from 2014 to 2016.  From 2012 to 2014, Mr. Halfacre served as head of strategic relations at Cole Capital Corporation, where he oversaw all investor, financial and partner relationships.  From 2005 to 2010, Mr. Halfacre served as the chief of staff and head of product development of the real estate group at BlackRock, a global investment management corporation.  From 2004 to 2005, Mr. Halfacre served as a director of Green Street Advisors, a premier independent research and advisory firm concentrating on the commercial real estate industry in North America and

Europe.  Mr. Halfacre holds both Chartered Financial Analyst®  and Chartered Alternative Investment Analyst® designations and received a Master of Business Administration from Rice University.

Effective as of February 15, 2018, Charles Taylor resigned as the Managing Director of our Manager, RM Adviser, LLC.  Accordingly, all references to Mr. Taylor in the Offering Circular are hereby removed.